Exhibit 99.7(n)

Norcross Braca Group Announces Dan Hilferty, Mary Pat Christie and Greg Braca to be Nominated to Serve on Republic First Board

Trio of Exceptional Leaders Will Bring the Banking and Finance Expertise Needed to Turn Around the Mismanaged Company Whose Stock Price Has Fallen Almost 78% to Record Lows in Last 12 Months

CAMDEN, NJ: Gregory B. Braca and Philip A. Norcross today provided notice to Republic First Bancorp, Inc. (the “Company” or “Republic First”) that they were nominating Braca, Daniel J. Hilferty and Mary Pat Christie to stand for election to the Company’s board of directors at its 2022 annual meeting of shareholders. The Company has not held an annual meeting in more than two years. The meeting comes amid continued dysfunction and poor performance at Republic First, which has seen its share price decline to an all-time low and has announced cuts to staff, services and locations. Over the last 18 months, there has been a steady drip of revelations regarding related party transactions, accounting irregularities and mismanagement at the Company.

“Today’s announcement that Dan Hilferty and Mary Pat Christie — two incredibly distinguished leaders with deep management and financial experience and connections to their communities — are willing to join our fight to rescue Republic First should be a clear signal to the Company’s employees, customers, and shareholders that help is, at long last, on its way,” said Braca today. “We have confidence that with new and better leadership, not only can Republic First be saved, but that its best days are ahead.”

Braca detailed just a small number of what the Group sees as the Company’s many missteps and embarrassments that have come to light in the last 18 months, including:

•	the continued inability to file required quarterly and annual financial statements in a timely manner;

•	repeated threats of a NASDAQ delisting;

•	the abrupt and unexplained resignation of the Company’s CFO;

•	a refusal to release secret investigative report examining related party transactions required by the Company’s auditors;

•	catastrophic decisions to invest in long-term securities at a time when interest rates were widely expected to rise; and

•	the embarrassing cancellation, without a coherent explanation, of a badly needed capital raise in partnership with Republic First chair Andrew Cohen.

The Norcross Braca group is nominating three leaders to serve on the Republic First board following the recent entry of a Stipulation and Order in the Philadelphia Court of Common Pleas requiring the Company to re-open the window for nominations and to allow the Norcross Braca group to submit nominees. In November, the Norcross Braca group filed a complaint in the Philadelphia Court of Common Pleas to prevent the Company from illegally reducing its board size and attempting to block the nomination of Braca to the board. Earlier this month, the Company announced rather than reducing the size of its board, the Company would return to eight members, allowing the Norcross Braca group to nominate three people for election to the board. With the Stipulation and Order in place and the Company returning to an eight member board, the Norcross Braca Group effectively prevailed on all claims asserted in its court action.

“In the coming weeks, we will continue to aggressively make the case to every Republic First shareholder why change is needed, why Dan, Mary Pat, and I are the best candidates to effectuate that change, and the specific reforms we will pursue if elected,” said Braca. “With an annual meeting finally set and the nominations of a highly qualified slate of board nominees, our campaign to fix Republic First is just beginning.”

Background of the Norcross Braca group nominees:

Greg Braca has more than 30 years of banking experience, most recently serving as President and CEO of TD Bank, one of the 10 largest banks in the U.S., before retiring in December 2021. Braca served as Chief Operating Officer and as Head of Corporate and Specialty Banking for the bank prior to his ascending to his role as President and CEO. Prior to joining TD, Braca founded FleetBoston Bank’s Healthcare Group and served as Senior Vice President for the New York Metro Healthcare Group. He actively serves a variety of community-focused organizations, including the New York Partnership; New York Bankers Association; the Greater NY Councils, Boy Scouts of America; Big Brothers Big Sisters of New York City and the Financial Services Roundtable.

Mary Pat Christie is a respected leader in the high yield and distressed debt capital markets industry where she excelled at placement and structuring of debt for highly levered businesses. Formerly a managing director at Angelo, Gordon & Co., Christie is a partner in the Hampshire Christie Qualified Opportunity Fund, which invests in opportunity zone projects along the Northeast corridor, and Christie 55 Solutions, a consulting firm that delivers strategic business advice in crisis management, government policy and regulatory challenges at the state and federal level. Christie has served as a Regent at Seton Hall University since November 2022 and currently serves on the board of Hackensack Meridian Carrier Clinic in Skillman NJ. She is the former First Lady of New Jersey.

Daniel J. Hilferty is the Chairman & Chief Executive Officer of Comcast Spectacor and serves as Governor of the Philadelphia Flyers for the National Hockey League. Hilferty was previously at the helm of Independence Blue Cross as its President and Chief Executive Officer for 10 years and launched Dune View Strategies, a strategic advisory firm for small and mid-sized healthcare companies, after retiring from IBX. He joined Comcast Spectacor in February 2023. Hilferty led Philadelphia’s successful bid to be a host city for the FIFA World Cup 2026 and served as Co-Chair on the executive leadership cabinet of the World Meeting of Families which brought Pope Francis to Philadelphia.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Group (as defined below) intends to file a proxy statement that will be accompanied by a proxy card with the Securities and Exchange Commission (the “SEC”) with respect to the election of directors of Republic First Bancorp, Inc. (the “Issuer”) to occur at the 2022 annual meeting of shareholders (the “2022 Annual Meeting”) scheduled for October 5, 2023.

GEORGE E. NORCROSS, III, GREGORY B. BRACA, PHILIP A. NORCROSS, ALESSANDRA T. NORCROSS AND ALEXANDER S. NORCROSS (COLLECTIVELY, THE “GROUP”), MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO THE 2022 ANNUAL MEETING. A DESCRIPTION OF THE PARTICIPANTS’ INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE SCHEDULE 13D, JOINTLY FILED BY THE GROUP ON JANUARY 31, 2022, AS AMENDED FROM TIME TO TIME. SHAREHOLDERS OF THE ISSUER ARE STRONGLY ADVISED TO READ THE GROUP’S PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV [sec.gov].